                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              NUWEB SOLUTIONS, INC.
                  (formerly known as THE CONTINUUM GROUP, INC.)
                                (Name of Issuer)

                          Common Stock, $.015 par value
                         (Title of Class of Securities)

                                   670698 10 2
                                 (CUSIP Number)

Bernard M. Marcus                      Michael Wainstein, Esq.  Robert L. Frome, Esq.
Managing Member                        505 Park Avenue          505 Park Avenue
Performance Capital Investments, LLC   New York, NY 10022       New York, NY 10022
6044 Rossmoor Lakes Court              (212) 755-1222           (212) 753-7200
Boynton Beach, FL 33437
(561) 733-2823

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a Copy to:
                           Louis R. Montello, Esquire
                             Montello & Kenney, P.A.
                         777 Brickell Avenue, Suite 1070
                              Miami, Florida 33131
                                 (305) 373-0300

                                November 17, 2000
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                               PAGE 1 OF 12 PAGES
                       INDEX TO EXHIBITS APPEARS AT PAGE 8

CUSIP NO.  670698  10  2

1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person. Performance Capital Investments, LLC.
                 -------------------------------------

2.       Check the Appropriate Box if a Member of a Group
                  (a)      X         (b)                .
                      ------------       ---------------

3.       SEC Use Only
                       ---------------------------------------------------------

4.       Source of Funds           OO            .
                         ------------------------

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(E)                  .
                            -----------------

6.       Citizenship or Place of Organization      Delaware     .
                                               -----------------

                   7.  Sole Voting Power          5,009,590    .
                                         ----------------------
Number of
Shares             8.  Shared Voting Power          -0-                .
Beneficially                               ----------------------------
Owned by Each
Reporting          9.  Sole Dispositive Power     5,009,590    .
Person With                                   -----------------

                   10.  Shared Dispositive Power    -0-      .
                                                 ------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person 5,009,590.
                                                                      ---------

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares                  .
                ----------------

13.      Percent of Class Represented by Amount in Row (11)   20.2%  .
                                                            ---------

14.      Type of Reporting Person      OO       .
                                  --------------



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

CUSIP NO.  670698  10  2

1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person. Michael Wainstein.
                 -----------------

2.       Check the Appropriate Box if a Member of a Group
                  (a)      X        (b)                 .
                      ------------       ---------------

3.       SEC Use Only
                       ---------------------------------------------------------

4.       Source of Funds             PF, OO      .
                         ------------------------

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(E)                  .
                            -----------------

6.       Citizenship or Place of Organization      United States    .
                                               ---------------------

                   7.  Sole Voting Power          1,144,000    .
                                         ----------------------
Number of
Shares             8.  Shared Voting Power          -0-                .
Beneficially                               ----------------------------
Owned by Each
Reporting          9.  Sole Dispositive Power     1,144,000    .
Person With                                   -----------------

                   10.  Shared Dispositive Power    -0-      .
                                                 ------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person 1,144,000.
                                                                      ---------

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares                 .
                ----------------

13.      Percent of Class Represented by Amount in Row (11)   4.6%  .
                                                            --------

14.      Type of Reporting Person           IN           .
                                  ---------    ----------

CUSIP NO.  670698  10  2

1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person. Robert L. Frome.
                 ---------------

2.       Check the Appropriate Box if a Member of a Group
                  (a)      X         (b)                .
                      ------------       ---------------

3.       SEC Use Only
                       ---------------------------------------------------------

4.       Source of Funds         PF, OO          .
                         ------------------------

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(E)                  .
                            -----------------

6.       Citizenship or Place of Organization    United States .
                                               ----------------

                   7.  Sole Voting Power          1,090,250*   .
                                         ----------------------
Number of
Shares             8.  Shared Voting Power          -0-                .
Beneficially                               ----------------------------
Owned by Each
Reporting          9.  Sole Dispositive Power     1,090,250*    .
Person With                                   -----------------

                   10.  Shared Dispositive Power    -0-      .
                                                 ------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         1,090,250*.
         ----------

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares                 .
                ----------------

13.      Percent of Class Represented by Amount in Row (11)   4.4%  .
                                                            --------

14.      Type of Reporting Person           IN           .
                                  ---------    ----------

*        Includes 70,000 shares owned by The Jennifer Frome Trust, for which Mr.
         Frome is the Trustee, and does not include 137,500 shares owned by Mr. Frome's wife, LouAnn Frome. Mr. Frome disclaims beneficial ownership of the Common Stock owned by the Trust and his wife.

         This statement on Schedule 13D (the "Schedule 13D") is filed on behalf of Performance Capital Investments, LLC, a Delaware limited liability company ("PCI"), Michael Wainstein and Robert L. Frome (individually, the "Reporting Person" and collectively, the "Reporting Persons"). PCI and Messrs. Wainstein and Frome may be deemed to be acting together in connection with the acquisition and holding of the Common Stock, par value $.015 per share (the "Common Stock"), of NuWeb Solutions, Inc., a Delaware corporation formerly known as The Continuum Group, Inc. (the "Issuer"). Nothing contained in this Schedule 13D, however, shall be construed as an admission that any of the Reporting Persons is the beneficial owner of the other Reporting Persons' Common Stock and each Reporting Person expressly disclaims the beneficial ownership of the Common Stock beneficially owned by the other Reporting Persons.

ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the Common Stock, par value $.015 per share (the "Common Stock"), of NuWeb Solutions, Inc. a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 1985 N.W. 18th Street, Pompano Beach, Florida 33069.

ITEM 2.  IDENTITY AND BACKGROUND.

1. (a) Performance Capital Investments, LLC. Information about PCI's managing member is set forth in Exhibit A hereto, which is incorporated herein by reference and made a part hereof.

         (b) Delaware.

         (c) PCI's principal office is located at 6044 Rossmoor Lakes Court, Boynton Beach, Florida 33437.

         (d) PCI has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last 5 years.

         (e) During the last 5 years, PCI has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

2.       (a) Michael Wainstein.

         (b) 505 Park Avenue, New York, New York 10022.

         (c) Mr. Wainstein is the Executive Vice President of Hanover Capital Corporation, a financial advising and consulting firm located at 505 Park Avenue, New York, New York 10022 ("Hanover Capital").

         (d) Mr. Wainstein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last 5 years.

         (e) During the last 5 years, Mr. Wainstein has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) United States of America.

3.       (a) Robert L. Frome.

         (b) 505 Park Avenue, New York, New York 10022.

         (c) Mr. Frome is a senior partner of the law firm of Olshan Grundman Frome Rosenzweig & Wolosky, LLP, located at 505 Park Avenue, New York, New York, and President of Hanover Capital.

         (d) Mr. Frome has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last 5 years.

         (e) During the last 5 years, Mr. Frome has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         PCI acquired its Common Stock in connection with the closing of a transaction between the Issuer and PCI, pursuant to which the Issuer acquired substantially all of the assets of PCI and certain other companies. In connection with the closing of such transaction, PCI received 5,009,590 shares of Common Stock. Each of Messrs. Frome and Wainstein received a portion of his shares of Common Stock in October 1999 in connection with the consummation of the Issuer's plan of reorganization in Federal Bankruptcy Court and received the balance of his shares in exchange for services rendered and the payment of $.015 per share (representing the Common Stock's par value).

ITEM 4.  PURPOSE OF TRANSACTION.

         This Schedule 13D reports the beneficial ownership by the Reporting Persons as a group of over 29.3 percent of the Issuer's outstanding Common Stock and the agreement of the Reporting Persons to vote for three directors that are acceptable to all of the Reporting Persons. A copy of the agreement is attached hereto as Exhibit B. The purpose of each Reporting Persons' acquisition of

Common Stock was to acquire a significant equity interest in the Issuer as an investment. Each of the Reporting Persons intends to review such Reporting Person's investment in the Common Stock on a regular basis and, depending upon changes in the Reporting Person's analysis of the Issuer, general economic and market conditions, investment opportunities and other factors, including applicable legal constraints, such Reporting Person may at any time determine to increase or decrease the amounts of the Reporting Person's investment in Common Stock. Each Reporting Person reserves the right to acquire additional Common Stock or to dispose of some or all of the Common Stock beneficially owned by that Reporting Person either in the open market, in privately negotiated transactions or otherwise, or to take such other action or actions with respect to the Common Stock as the Reporting Person deems advisable. The determination of a Reporting Person to seek to acquire additional shares of Common Stock will depend on various factors including, but not limited to, the availability of additional Common Stock for purchase at what the Reporting Person considers to be reasonable prices, the terms and conditions available for such purchases and other investment opportunities.

         On November 17, 2000, the Reporting Persons filed a Preliminary Consent Statement with the Securities and Exchange Commission that, when a definitive consent statement is filed, will enable the Reporting Persons to solicit stockholder consents to replace the Issuer's Board of Directors with Bernard M. Marcus, Michael A. Ciccoricco and Anthony T. Ottaviano (collectively, the "Nominees"). The Reporting Persons believe that if the Nominees are elected, they intend, subject to their fiduciary duties to the Issuer and its stockholders, to evaluate the business and management of the Issuer and then decide whether to make any changes in management based on such evaluations. The Reporting Persons do not believe that the Nominees currently intend to make any changes in the business of the Issuer. A copy of the Preliminary Consent Statement is attached hereto as Exhibit C and incorporated herein by reference.

         Except as described above, the Reporting Persons have no plans or proposals that would result in any actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the close of business on November 21, 2000, the Reporting Persons beneficially owned an aggregate of 7,243,840 shares of Common Stock, which constituted approximately 29.3 percent of the 24,723,614 shares of Common Stock outstanding on November 1, 2000, as indicated by the transfer agent for the Common Stock.

         (b) Each of the Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, all the shares of Common Stock beneficially owned by such Reporting Person.

         (c) None of the Reporting Persons effected any transactions in Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Persons entered into a written agreement to solicit stockholder consents to elect the Nominees as directors of the Issuer. A copy of the agreement is attached hereto as Exhibit B. In such agreement, the Reporting Persons also agreed that for a period of 2 years they will vote their shares of Common Stock for the election of the Nominees, or such other persons as are acceptable to all of the Reporting Persons, as directors of the Issuer. As set forth in Item 4 of this Schedule 13D, each Reporting Person will continue to evaluate independently its or his investment in the Common Stock, although it or he, as the case may be, may consult with the other Reporting Persons when doing so. Other than the written agreement among the Reporting Persons described in this Item 6, the Reporting Persons have no contracts, arrangements, or understandings with any person with respect to any securities of the Issuer.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                                                                          Sequential
                                                                          Page Number
                                                                          -----------
    Exhibit A     Instruction C Individuals                                   10
    Exhibit B     Agreement with Respect to Election of Directors             11
    Exhibit C     Preliminary Consent Statement                                *
    Exhibit D     Statement of Joint Schedule 13D Filings                     12

     * Incorporated by reference to the Preliminary Consent Statement filed on November 17, 2000 by the Reporting Persons with the Securities and Exchange Commission.

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 27, 2000

                                     PERFORMANCE CAPITAL INVESTMENTS, LLC



                                     By: /s/ BERNARD M. MARCUS
                                         ---------------------------------------
                                                    Bernard M. Marcus,
                                                      Managing Member


                                         /s/ MICHAEL WAINSTEIN
                                         ---------------------------------------
                                                    Michael Wainstein


                                         /s/ ROBERT L. FROME
                                         ---------------------------------------
                                                     Robert L. Frome

                                    EXHIBIT A

                            INSTRUCTION C INDIVIDUAL

         (a) Bernard M. Marcus.

         (b) 6044 Rossmoor Lakes Court, Boynton Beach, Florida 33437.

         (c) Mr. Marcus is the Managing Member of Performance Capital Investments, L.L.C, a financial advising and consulting firm located at 6044 Rossmoor Lakes Court, Boynton Beach, Florida 33437. Mr. Marcus is also the President of RBG Investments, Inc., and RBG Management Services, Inc., which are involved in investment banking activities related to the homebuilding industry.

         (d) Mr. Marcus has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last 5 years.

         (e) Except as set forth below, during the last 5 years, Mr. Marcus has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

             On September 26, 2000, Mr. Marcus, a member of the National Association of Securities Dealers, Inc. with whom he is affiliated (the "Member"), and certain other persons affiliated with the Member entered into a Letter of Acceptance, Waiver and Consent with NASD Regulation, Inc. (the "NASDR"), pursuant to which Mr. Marcus, the Member and the other persons accepted and consented, without admitting or denying the alleged violations, to entry of certain findings by NASDR (the "AWC"). With respect to Mr. Marcus, the AWC concerned findings that in connection with two private placement offerings, the Member withdrew or caused the withdrawal of funds from the account of the issuer before selling the required number of units in bona fide transactions, failed to properly escrow funds for sales and, in one offering, deposited funds net of commissions. Mr. Marcus, by his actions, was found to have violated SEC Rule 10b-9 and NASD Conduct Rule 2110. Pursuant to the AWC, Mr. Marcus, the Member and the other persons were subjected to a joint and several $10,000 fine and Mr. Marcus was subject to a 60-calendar day suspension from association with any member of the NASD in any capacity.

         (f) United States of America.

                                    EXHIBIT B

                     STATEMENT OF JOINT SCHEDULE 13D FILINGS

         The undersigned acknowledge and agree that the Statement on Schedule 13D with respect to the Common Stock, par value $.015 per share, of NuWeb Solutions, Inc., a Delaware corporation formerly known as The Continuum Group, Inc., and any amendments thereto, shall be filed jointly on behalf of each of the undersigned.

November 27, 2000

                                     PERFORMANCE CAPITAL INVESTMENTS, LLC



                                     By: /s/ BERNARD M. MARCUS
                                         ---------------------------------------
                                                    Bernard M. Marcus,
                                                      Managing Member


                                         /s/ MICHAEL WAINSTEIN
                                         ---------------------------------------
                                                    Michael Wainstein


                                         /s/ ROBERT L. FROME
                                         ---------------------------------------
                                                     Robert L. Frome

                                    EXHIBIT C

                                    AGREEMENT

         The undersigned are soliciting consents for election of the following individuals to serve as directors of NuWeb Solutions Inc.:

         -        Bernard M. Marcus

         -        Anthony Ottaviano

         -        Michael Ciccoricco

         The undersigned agree that for a period of two years from the date hereof, they will continue to vote all the shares they own or have the power to vote, directly or indirectly, including any shares owned by Performance Capital Investments, LLC for the election of the aforesaid individuals.

         In the event any of the above-named individuals refuse to serve, the undersigned agree that they will only vote in favor of the nominees acceptable to all of the undersigned.

         The foregoing will not prevent any of the undersigned from selling any of the shares they presently own, directly or indirectly. Any such shares, when sold, will no longer be subject to this agreement.

         The undersigned hereby indicate their agreement by signing in the space provided below.

Dated: November 27, 2000

                                     Performance Capital Investments, LLC



                                     By: /s/ BERNARD M. MARCUS
                                         ---------------------------------------
                                                    Bernard M. Marcus
                                                     Managing Member


                                         /s/ BERNARD M. MARCUS
                                         ---------------------------------------
                                                    Bernard M. Marcus


                                         /s/ ROBERT L. FROME
                                         ---------------------------------------
                                                     Robert L. Frome


                                         /s/ MICHAEL WAINSTEIN
                                         ---------------------------------------
                                                    Michael Wainstein